SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Selectica, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

816288104

(CUSIP Number)

Dennis R. Cassell, Esq.

Haynes and Boone, LLP

901 Main Street

Suite 3100

Dallas, Texas 75202

(214) 651-5319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 816288104	Page 2 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trilogy Capital Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,250,994 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,250,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on a total of 32,725,124 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended December 31, 2004.

CUSIP No. 816288104	Page 3 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trilogy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,250,994 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,250,994 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,994 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1), (2)
14	TYPE OF REPORTING PERSON CO

(1)	The shares of Common Stock of Selectica, Inc. are registered in the name of Trilogy Capital Holdings Corporation. Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation.
(2)	Based on a total of 32,725,124 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended December 31, 2004.

CUSIP No. 816288104	Page 4 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph A. Liemandt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,250,994 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,250,994 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,994 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1), (2)
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock of Selectica, Inc. are registered in the name of Trilogy Capital Holdings Corporation. Mr. Liemandt is a member of the Board of Directors, President and Chief Executive Officer of each of Trilogy Capital Holdings Corporation and Trilogy, Inc. Trilogy, Inc. is the parent of Trilogy Capital Holdings Corporation. Mr. Liemandt is a majority stockholder of Trilogy, Inc. Through his ownership of securities of Trilogy, Inc., Mr. Liemandt has the right to cause to be elected a majority of the Board of Directors of Trilogy Capital Holdings Corporation. As a result, Mr. Liemandt may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock of Selectica, Inc. beneficially owned by Trilogy Capital Holdings Corporation. Mr. Liemandt disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him.
(2)	Based on a total of 32,725,124 shares outstanding of Common Stock of the Issuer as disclosed in the Form 10-Q for the fiscal quarter ended December 31, 2004.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the acquisition by Trilogy Capital Holdings Corporation (“Trilogy Capital”) of 2,250,994 shares (the “Shares”) of the common stock, par value $0.0001 (the “Common Stock”) of Selectica, Inc., a Delaware corporation (“Selectica” or the “Issuer”). The address of the principal executive offices of Selectica is 3 West Plumeria Drive, San Jose, California 95134.

ITEM 2. IDENTITY AND BACKGROUND

(a) The persons filing this Statement are Trilogy Capital, a Delaware corporation, Trilogy, Inc., a Delaware corporation, and Joseph A. Liemandt (“Liemandt”) (collectively, the “Trilogy Filing Persons”).

The Trilogy Filing Persons may be deemed to be a “group” for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the “Act”), although each reporting person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group.” The filing of this Statement and the Joint Filing Agreement attached hereto as Exhibit 1 should not be construed to be an admission that the Trilogy Filing Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

(b) The principal business address and principal office address of each of the Trilogy Filing Persons are 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730.

(c) Trilogy Capital was created for the limited purpose of investing in securities. Trilogy, Inc. is the parent holding company of Trilogy Capital. Through its wholly-owned subsidiaries, the principal business of Trilogy, Inc is the development, marketing, and sales of industry specific enterprise software. Liemandt is Chairman of the Board of Directors, President and Chief Executive Officer of Trilogy, Inc. and is a member of the Board of Directors, President and Chief Executive Officer of Trilogy Capital.

(d) and (e) During the past five years, none of the Trilogy Filing Persons or any other person named in this Item 2 have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) All of the natural persons named in this Item 2 are citizens of the United States.

The executive officers and directors of Trilogy Capital and Trilogy, Inc. are set forth in Schedule A hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The acquisition of the Shares and the payment of related fees and expenses by Trilogy Capital required approximately $8,170,265 and was obtained from funds provided to Trilogy Capital from an affiliate of Trilogy Capital.

ITEM 4. PURPOSE OF TRANSACTION

The Trilogy Filing Persons have acquired their Shares because they believe that investor assessment of the Issuer’s intrinsic value as reflected in the market price of the Shares is too low. The

Trilogy Filing Persons further believe that the Issuer may or should be a candidate for a transaction involving a leveraged buy-out or sale of the company. For approximately two (2) years prior to January 10, 2005, Trilogy, Inc. had discussions with the management of the Issuer regarding a possible acquisition of the Issuer by Trilogy, Inc., directly or indirectly. On January 10, 2005, Trilogy, Inc. sent a letter to the Issuer in which Trilogy, Inc., directly or through a wholly owned subsidiary, proposed to acquire all of the outstanding stock of the Issuer at a cash price of $4.00 per share on a fully diluted basis, a twenty percent (20%) premium based on the most recent closing price prior to January 10, 2005. The pricing of the proposal assumed that the Issuer failed to acquire I-Many, Inc. If the Issuer did acquire I-Many, Inc., Trilogy, Inc. proposed to adjust the $4.00 per share purchase price. A copy of the January 10, 2005 letter is attached hereto as Exhibit 2. On January 19, 2005, the Issuer issued a press release in which it stated that its board of directors, consistent with its fiduciary duties, would meet to review and discuss the Trilogy, Inc. proposal. On January 31, 2005, the Issuer issued a press release announcing that its board of directors had unanimously rejected Trilogy, Inc.’s offer. Since January 31, 2005, through the Trilogy, Inc. financial advisor, Trilogy, Inc. has attempted to initiate discussion with the Issuer through its financial advisor. The Trilogy Filing Persons have no knowledge of any other transaction that is or may be under consideration by the Issuer or any Third Party.

The Trilogy Filing Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the factors discussed below and any other factors that are or become relevant, the Trilogy Filing Persons may acquire additional shares of Common Stock of the Issuer in open market or privately negotiated transactions; may sell all or part of the Shares of the Issuer in open market or privately negotiated transactions; may recommend to management of the Issuer one or more transactions involving the sale of all or a part of the equity interest in the Issuer; may make to the management of the Issuer a proposal for the acquisition by the Trilogy Filing Persons and others of all or a part of the equity interest in the Issuer; or may engage in any combination of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without additional prior notice.

Any alternative that the Trilogy Filing Persons might pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities available to the Trilogy Filing Persons, general stock market and economic conditions, tax considerations and other factors.

Although the foregoing reflects activities presently contemplated by the Trilogy Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Trilogy Filing Persons will take any of the actions set forth above. Except as set forth herein, the Trilogy Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Trilogy Filing Persons may be deemed to beneficially own the 2,250,994 Shares of Selectica (see disclaimer in Item 2(a)).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Trilogy Capital Holdings Corporation	0	2,250,994	0	2,250,994
Trilogy, Inc.	0	2,250,994	0	2,250,994
Joseph A. Liemandt	0	2,250,994	0	2,250,994

(c) Other than the acquisition of the Shares described below by Trilogy Capital on the open market using funds provided to Trilogy Capital from an affiliate of Trilogy Capital, there have been no other Shares acquired by the Trilogy Filing Persons within the last 60 days.

Date of Purchase	No. of Shares Purchased	Price Per Share
3-10-05	400	3.1800
3-14-05	27,700	3.1963
3-15-05	8,500	3.1989
3-16-05	2,000	3.2160
3-17-05	16,300	3.2034
3-18-05	10,616	3.2084
3-21-05	6,700	3.2018
3-22-05	2,000	3.2155
3-23-05	32,678	3.2005
3-24-05	25,500	3.2069
3-28-05	6,700	3.2195
3-29-05	17,400	3.1935
3-30-05	12,100	3.2130
3-31-05	13,900	3.2040
4-1-05	16,200	3.3487
4-4-05	52,000	3.3027
4-5-05	310,000	3.3937
4-6-05	252,000	3.4500

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the documents described in this Item 6 and the relationships among the Trilogy Filing Persons described in Item 2, there are no contracts, arrangements, understandings or relationships of the type described in Item 6 of Schedule 13D among the persons named in Item 2 to this Statement and between such persons and any person with respect to the securities of the Issuer.

A Joint Filing Agreement dated April 11, 2005, by and among the Trilogy Filing Persons, was executed solely to allow joint filing of this Schedule 13D under Securities and Exchange Commission (the “SEC”) Rule 13d-1(k).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement dated as of April 11, 2005, by and among Trilogy Capital, Trilogy, Inc. and Liemandt.

Exhibit 2	Letter dated January 10, 2005 to Selectica, Inc. from Trilogy, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 11, 2005	TRILOGY CAPITAL HOLDINGS CORPORATION

	By:	/s/ Sean P. Fallon
	Name:	Sean P. Fallon
	Title:	Treasurer

TRILOGY, INC.

	By:	/s/ Sean P. Fallon
	Name:	Sean P. Fallon
	Title:	Vice President Finance

/s/ Joseph A. Liemandt
Joseph A. Liemandt

Schedule A

Trilogy, Inc. Directors and Executive Officers

The name and present principal occupation of each executive officer and director of Trilogy, Inc. is set forth below. The business address of each executive officer and director of Trilogy, Inc. is c/o Trilogy, Inc., 6011 West Courtyard Dr., Suite 300, Austin, TX 78730. All of the persons listed below are United States citizens.

Name	Position with Trilogy, Inc.	Principal Occupation (if different)
Joseph A. Liemandt	Director, Chairman of the Board, Chief Executive Officer and President

Charles I. Frumberg	Director	Principal of Emancipation Capital

Diane R. Liemandt-Reimann	Director	Private Investor

Dennis R. Cassell	Director, Secretary	Partner of Haynes and Boone, LLP

Arthur J. Marks	Director	General Partner of Valhalla Partners

Henry F. McCance	Director	Chairman of Greylock Partners

Lance Jones	Vice President, General Counsel and Assistant Secretary

Sean P. Fallon	Vice President Finance

Trilogy Capital Holdings Corporation Directors and Executive Officers

The name and present principal occupation of each executive officer and director of Trilogy Capital Holdings Corporation is set forth below. The business address of each executive officer and director of Trilogy Capital Holdings Corporation is c/o Trilogy, Inc., 6011 West Courtyard Dr., Suite 300, Austin, TX 78730. All of the persons listed below are United States citizens.

Name	Position with Trilogy Capital Holdings Corporation	Principal Occupation (if different)
Joseph A. Liemandt	Director, Chief Executive Officer and President	Chairman of the Board, Chief Executive Officer and President of Trilogy, Inc.

Dennis R. Cassell	Director, Secretary	Partner of Haynes and Boone, LLP

Sean P. Fallon	Director, Treasurer	Vice President Finance of Trilogy, Inc.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of April 11, 2005, by and among Trilogy Capital, Trilogy, Inc. and Liemandt.

Exhibit 2	Letter dated January 10, 2005 to Selectica, Inc. from Trilogy, Inc.